KGHM POLSKA MIEDŹ S.A.

Exemption number: 82 4639

RECEIVED
JUN -3 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000
REGON 390



06014213

Lubin, 6 June 2006
NI/ 89 /2006

SUPPL

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: current revised reporting requirements for listed Polish companies

Dear Sir/Madam,

In accordance with RULE 12G3-2 b)(1) the Management Board of KGHM Polska Miedź S.A. hereby provides a revised list of the requirements set forth in the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies and by a Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities.

PROCESSED
JUN 0 9 2006
THOMSON
FINANCIAL

Członkowie Zarządu KGHM POLSKA MIEDŹ S.A.:

Krzysztof Skóra
Prezes Zarządu

Maksymilian Bylicki
I Wiceprezes Zarządu

Mirosław Biliński
Wiceprezes Zarządu

Wiktor Błądek
Wiceprezes Zarządu

Marek Fusiński
Wiceprezes Zarządu

Ireneusz Reszczyński
Wiceprezes Zarządu

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

WICEPREZES ZARZĄDU
Marek Fusiński

Oznaczenie sądu rejestrowego i numeru, pod którym spółka jest zarejestrowana:

Sąd Rejonowy
dla Wrocławia Fabrycznej
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego
nr KRS 23302

Wysokość kapitału zakładowego:

2.000.000.000 zł
(dwa miliardy złotych)

Exemption number: 82 4639

In accordance with RULE 12G3-2 b)(1) the Management Board of KGHM Polska Miedź S.A. hereby provides a revised list of the requirements set forth in the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies and by a Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities:

Type of information	Provided to				When
	Stock Exchange	Securities Commission	Press agency (PAP)	Share-holders	
I. Current and periodic information based on the Decree of the Minister of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities:					
1) Quarterly report – unconsolidated*	+	+	+	-	no later than 35 days after the end of the relevant financial quarter (no later than 45 days after the end of the relevant financial fourth quarter)
2) Quarterly report - consolidated	+	+	+	-	no later than 45 days after the end of the relevant financial quarter (no later than 60 days after the end of the relevant financial fourth quarter)
3) Half-year report – unconsolidated*	+	+	+	-	immediately after issuance of an auditor's review, in any case no later than 7 days after receipt of this review by the issuer, and no later than 3 months after the end of the relevant financial half-year
4) Half-year report - consolidated	+	+	+	-	no later than 4 months after the end of the relevant financial half-year
5) Annual report - unconsolidated	+	+	+	-	immediately after issuance of an auditor's opinion, in any case no later than 7 days after receipt of this opinion by the Company, and no later than 6 months after the end of the relevant financial year, and no later than 15 days prior to the date of convening of the ordinary general shareholders meeting approving the annual financial statements
6) Annual report - consolidated	+	+	+	-	immediately after issuance of an auditor's opinion, in any case no later than 7 days after receipt of this opinion by the Company, and no later than 15 days prior to the convening of the ordinary general shareholders meeting approving the

					annual consolidated financial statements, and no later than 2 months after the date of publication of the annual report of the issuer
Notices about:	+	+	+	-	
1) the acquisition or disposal of assets of a significant value, and the establishment of a mortgage, pledge or other restricted tangible right to assets of a significant value, by the Company or by a subsidiary thereof, under condition that the amount of the mortgage, pledge or other restricted tangible right to assets of a significant value equals at least 100% of the value of the assets of a significant value in respect of which said right was established, or whose amount is greater than the PLN-expressed amount of EUR 1 000 000, whichever of these two amounts is lower	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
2) the accidental loss by the Company or by a subsidiary thereof, of assets of a significant value	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
3) the signing by the Company, or by a subsidiary thereof, of a significant contract	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
4) the execution, or non-execution, of a clause in a contingent contract signed by the Company, or by a subsidiary thereof, of a significant contract	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
5) the termination of a contract, deemed as significant at the moment of its termination, by the Company, or by a subsidiary thereof	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
6) the acquisition or disposal by the Company, or by a subsidiary thereof, of securities issued by the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
7) the granting by the Company, or by a subsidiary thereof, of pledges on bank or other loans, or of guarantees, if the amount of the pledge or guarantee represents the equivalent of at least 10% of the equity of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
8) the initiation of proceedings before a court, a body appropriate for arbitration or a body of public administration involving the liabilities or debt of the Company, or of a subsidiary thereof, equalling at least 10% of the equity of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
9) the court registration of changes in the amount or structure of the share capital of the Company, or of a subsidiary thereof, with due	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives

regard to the fact that the obligation to provide information on changes in the amount of share capital of a subsidiary arises in the case of a change which exceeds, alone or in total, 10% of the equity of the Company or the PLN-expressed equivalent of EUR 500 000					information respecting its occurrance
10) changes in rights in respct of the securities of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
11) the issuance of bonds, if the amount of the bonds issued exceeds 10% of the equity of the Company, and the issuance of bonds convertible to shares, of preference bonds and of income-bearing bonds	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
12) the retiring of the Company's securities	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
13) the passage of a decision on the intention of the Company to combine with another entity	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
14) the combination of the Company with another entity	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
15) the passage of a decision on the intention to divide the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
16) the division of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
17) the passage of a decision on the intention to transform the legal form of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
18) transformation of the legal form of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
19) the selection by an appropriate Company body of an entity entitled to audit financial statements with whom a contract is to be signed on performing an audit, review or other service related to the separate or consolidated financial statements of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance

20) the termination by the Company or by an entity entitled to audit financial statements of a contract on performing an audit, review or other service related to the separate or consolidated financial statements of the Company, signed by the Company with an entity entitled to audit financial statements which performs audits or reviews of the separate or consolidated financial statements of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
21) the recall or resignation of management or supervisory personnel or the receipt of information by the Company of information on a decision by management or supervisory personnel to withdraw their candidacy for selection to the next term in office	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
22) the appointment of management or supervisory personnel	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
23) the placing of an entry on the business of the Company in section 4 of the corporate register, as mentioned in the law on the national court of registration	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
24) the submitting of an application to announce bankruptcy, dismissing an application to announce bankruptcy if the assets of the debtor are insufficient to meet the costs of the proceedings or, if it is determined that the items comprising the assets of the debtor are subject to a pledge, a registered pledge or a mortgage, while the remaining assets clearly do not cover even the costs of the proceedings, the announcement of bankruptcy, the submission of an application to initiate proceedings for an arrangement with creditors, the initiation of proceedings for an arrangement with creditors, the dismissal of a request to allow an arrangement with creditors, the refusal to allow an arrangement with creditors, the suspension of proceedings for an arrangement with creditors, the suspension of such an arrangement, the suspension from execution of any court or administrative action against the issuer due to the fact that such execution would not result in the recovery of an amount greater than the costs of execution proceedings, the initiation of liquidation proceedings or the conclusion of bankruptcy proceedings – with respect to the issuer or any subsidiary thereof	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
25) the preparation of a forecast of the financial results of the Company or its group, if the Company decides to publically announce such information	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
26) the announcement of, or change in, a rating performed at the request of the Company	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance

27) details on the completion of securities subscription offers and of securities sales					no later than 2 weeks after the conclusion of the subscription or sale
28) details on the introduction of securities to organised trading					promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
29) details on entering into an agreement with a depositary entity for the issuance of depositary receipts outside of Poland or any signifcant changes thereto					promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
30) the date, time and venue of the general shareholders meeting together with a detailed agenda, and the date and time by which a registered depositary receipt or the declaration of submission of shares for depositing must be submitted, together with the place at which it must be submitted	+	+	+	-	at least 22 days prior to the general meeting
31) in the case of changes to the statutes intended or already made, the existing provisions with the proposed or already made changes	+	+	+	-	at least 22 days prior to the general meeting
32) the wording of proposed resolutions together with any annexes which are to be considered at the general shareholders meeting, significant from the point of view of the resolutions passed, which were not previously published pursuant to art. 56 sec. 1 of the Act on Public Offerings	+	+	+	-	at least 8 days prior to the general meeting
33) the announcement of any breaks in a general shareholders meeting together with the date of its continuation	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
34) the wording of resolutions passed by a general shareholders meeting with any annexes to them, together with information on whether any planned points of the agenda were not considered by the general shareholders meeting, and information on any objections raised during the general shareholders meeting, with indication as to which resolutions they refer to	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
35) the initiation of court proceedings on the annulment or determination of invalidity of resolutions passed by the general shareholders meeting, and the issuance of a court decision on such proceedings, as well as the date of determining invalidity or annulling resolutions, or of dismissing proceedings	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
36) any decision concerning the declaration of a dividend payment or the withholding of payment of an advance on an anticipated dividend, and the payment or withholding of payment of a dividend or interest on securities	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives information respecting its occurrance
37) information granted to a shareholder, pursuant to art. 429 § 1 of the Corporate Partnerships and Companies Code, arising	+	+	+	-	promptly, and no later than within 24 hours after its occurrence or after issuer receives

from an obligation placed on the management board of the issuer by a court of registration to provide to such shareholder, who at the general meeting voiced his opposition in the protocol regarding refusal to disclose certain information requested at the general meeting, as well as information which the issuer was required to provide pursuant to art. 429 § 2 of the Corporate Partnerships and Companies Code and which was granted to another shareholder outside the general meeting					information respecting its occurrance
II. Other inside information within the meaning of Art. 154 of the Act on Trading in Financial Instruments	+	+	+	-	promptly after occurrence of the event or circumstance which justifies its disclosure, or after receipt of information respecting its occurrence, and no later than within 24 hours
III. A list of shareholders holding at least 5% of the number of votes, indicating the number of votes attributable to each from the number of shares held, and their percentage share in the number of votes at said general meeting as well as in the total number of votes.	+	+	+	-	within 7 days of the holding of the general meeting
IV. Information on a shareholder either increasing or decreasing the number of shares held pass the following threshholds: 5%, 10%, 20%, 25%, 33%, 50%, or 75% of the total number of shares, or any increases or decreases of shares held of at least 2% for a shareholder owning at least 10% of the total number of shares, or of at least 1% for a shareholder owning at least 33% of the total number of shares	+	+	+	-	promptly after receipt of information from a shareholder respecting its occurrence
V. Pursuant to the Act on Trading in Financial Instruments: information received based on section 1, article 160 of the Act on Trading in Financial Instruments, regarding the purchase or sale of securities of the issuer, or of any rights thereof, by persons belonging to the management or supervisory bodies of the issuer or proxies thereof, or other persons holding a leadership position, who have permanent access to inside information which directly or indirectly involves the issuer, and said persons' scope of authority to pass decisions affecting the issuer's development and its potential to conduct its business, to the entity operating the regulated market on which the securities of the issuer are listed, as well as to simultaneously publish such information.	+	+	+	-	promptly after receipt of information
VI. A prospectus is provided to the stock exchange, the Polish Securities Commission, to the press agency and to shareholders, as applicable.					

* An issuer which is a dominant entity is not required to publish a separate quarterly report if the consolidated quarterly report contains financial information provided for by the Decree of the Minister of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities, and under condition that the Company publishes information announcing that it will provide information in this format.
An issuer which is a dominant entity is not required to publish a separate half-year report if the consolidated half-year report contains financial information provided for by the Decree of the Minister of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities.